Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation our report dated July 7, 2020 in the Registration Statement on Form F-1 of Jiuzi Holdings, Inc, relating to the audit of the consolidated balance sheets of Jiuzi Holdings, Inc. (the "Company") as of October 31, 2019, and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years ended October 31, 2019 and 2018, and the related notes ("collectively referred to as financial statements") included herein.

We also consent to the reference of WWC, P .C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	/s/ WWC, P.C.
July 7, 2020	WWC, P.C.
Certified Public Accountants